POWELL                                                Atlanta    -    Washington
GOLDSTEIN LLP
                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-6904
                                                          LSCHROEDER@POGOLAW.COM



                                November 18, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jessica Livingston

     Re:  First Southern Bancorp
          Amendment No. 2 to Schedule 13E-3
          Filed October 17, 2005
          File No. 005-80820

          Preliminary Proxy Statement on Schedule 14A
          Filed October 17, 2005
          File No. 000-50259

          Amendment No. 1 to Form 10-KSB
          Filed April 26, 2005
          File No. 000-50259

Ladies and Gentlemen:

     On behalf of our client, First Southern Bancorp ("First Southern" or the "Company"), we are responding to the comments received from your office by letter dated November 14, 2005 with respect to the above-referenced Schedule 13E-3, Schedule 14A and Form 10-KSB. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. We have annotated the marked copy of Amendment No. 3 to the Proxy Statement with cross-references indicating to which comment we are responding.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------
General
-------

l. We note in your responses (for instance on pages 6, 23 and 25) to several comments you state that you may abandon the Reclassification if either:

          - the Reclassification is "inadvisable" because of either the costs of paying dissenting shareholders or the legal expenses; or

          -    "a significant portion" of the shareholders dissent.

     Please disclose whether or not the Board has set or discussed levels of costs or the number of dissenting shareholders at which they would abandon the Reclassification.

     WE HAVE REVISED THE ABOVE-REFERENCED DISCLOSURES TO INDICATE THAT THE BOARD ANTICIPATES IT WOULD ELECT TO ABANDON THE RECLASSIFICATION IF THE ESTIMATED COSTS EXCEED $2 MILLION, ALTHOUGH THE BOARD, IN ITS SOLE DISCRETION, MAY ELECT TO ABANDON THE RECLASSIFICATION AT A LOWER COST LEVEL OR TO


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
POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                  November 18, 2005
                                                                          Page 2


     CONSUMMATE THE RECLASSIFICATION AT A HIGHER COST LEVEL. WE HAVE ALSO REVISED THESE DISCLOSURES TO INDICATE THAT THE BOARD HAS NEITHER DISCUSSED NOR ESTABLISHED THE NUMBER OF DISSENTING SHAREHOLDERS AT WHICH THE COMPANY WOULD ABANDON THE RECLASSIFICATION.

Questions and Answers, page 9
-----------------------------

2. Please revise the answer to the question "What do I need to do now?" to indicate that there are additional procedures required of those who want to assert dissenters rights.

     WE HAVE REVISED THIS DISCLOSURE TO INDICATE THAT DISSENTING SHAREHOLDERS MUST ALSO COMPLY WITH ADDITIONAL PROCEDURAL REQUIREMENTS AND HAVE INSERTED A CROSS-REFERENCE TO THE DETAILED DISCUSSION OF DISSENTERS' RIGHTS PROCEEDINGS.

Background of the Reclassification, page 16
-------------------------------------------
and Procedural Fairness, page 43
--------------------------------

3. We note your response to comments 13 and 26 of our letter dated September 23, 2005. We requested that you further explain the basis for your claims, on page 18 and elsewhere of your Amendment Number One that "the value of the Series A stock is equivalent to the value of the common stock." These claims included the following statements:

          - "We did not request that Carson Medlin provide a valuation or Appraisal of the Series A stock because we believe the cash value of the Series A stock is immaterial in determining the fairness of the transaction since the board determined that the value of the Series A stock is equivalent to the value of the common stock."

          - "Although the Series A stock has substantially different rights and preferences than our common stock, the board believes from a financial point of view, that the value of the Series A stock is equivalent to our common stock;" and

          - "Because the board believes the value of the Series A stock is equivalent to the value of the common stock, the actual cash value of the Series A stock and the common stock is immaterial to the determination of the fairness of the Reclassification, since the cash value of the Series A stock and the common stock would be the same."

     We asked you to explain how the Board made this determination without an appraisal and without any quantitative analysis. In response to our comments, you have deleted all references to the Board's determination regarding the value of the Series A stock and the value of the common stock. Since the Board considered the value in making its fairness determination and in its deliberations, please reinstate this disclosure and respond to our comments.

     WE HAVE DISCLOSED UNDER THE "PROCEDURAL FAIRNESS" HEADING THAT THE BOARD SUBJECTIVELY DETERMINED THAT THE RELATIVE QUALITATIVE VALUE OF THE SERIES A STOCK WAS EQUIVALENT TO THAT OF THE COMMON STOCK. WE HAVE DISCLOSED THE BASIS OF THE BOARD'S DETERMINATION AND EXPLAINED THAT THE DETERMINATION WAS MADE WITHOUT AN APPRAISAL OR ANY QUANTITATIVE ANALYSIS.

POWELL                                        Securities and Exchange Commission
GOLDSTEIN LLP                                                  November 18, 2005
                                                                          Page 3


Recommendation of the Board of Directors; Fairness of the Reclassification, page
--------------------------------------------------------------------------------
38
--

4. Please provide the basis for your statement, on page 39, that "shareholders derive little relative benefit from First Southern's status as an SEC-registered company." Please reconcile this statement with your description of the following;

          -    the elimination of protection under Section 16, on page 25;

          - the elimination of internal control assessment and reporting requirement, on page 26;

          - the reduction of publicly available information, on pages 30 and 31; and

          -    the elimination of protections under section 18, on page 31.

     WE HAVE REVISED THIS STATEMENT TO INDICATE THAT FIRST SOUTHERN'S SHAREHOLDERS DERIVE LITTLE RELATIVE BENEFIT "WITH RESPECT TO MARKET LIQUIDITY" FROM FIRST SOUTHERN'S STATUS AS AN SEC-REGISTERED COMPANY. WE BELIEVE THIS STATEMENT IS NOW CONSISTENT WITH THE DISCLOSURES REFERENCED IN THIS COMMENT.

Other Information
-----------------

     Attached as Exhibit A to this letter is a statement from the Company and
                 ---------
each filing person acknowledging that:

          - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6904 or Kathryn Knudson at (404) 572-6952. Our fax number is (404) 572-6999.

                                             Very truly yours,

                                             /s/ Lyn G. Schroeder
                                             For Powell Goldstein LLP

cc:  Mr. F. Thomas David
     Kathryn L. Knudson, Esq.

                                    EXHIBIT A
                                    ---------


     First Southern Bancorp (the "Company") and the filing persons listed below hereby acknowledge and confirm that:

     - the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company and the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 18th day of November, 2005.

                                    FIRST SOUTHERN BANCORP

                                    By:   /s/ F. Thomas David
                                          --------------------------------------
                                          F. Thomas David
                                          President and Chief Executive Officer

                                    OTHER  FILING  PERSONS:

                                    /s/   Michael  R.  Anderson
                                    --------------------------------------------

                                    /s/   Christopher  T.  Cliett
                                    --------------------------------------------

                                    /s/   Charles  A.  Deal
                                    --------------------------------------------

                                    /s/   Charles  R.  Fennell,  Jr.
                                    --------------------------------------------

                                    /s/   William  I.  Griffis
                                    --------------------------------------------

                                    /s/   Tracy  D.  Ham
                                    --------------------------------------------

                                    /s/   James  A.  High
                                    --------------------------------------------

                                    /s/   W.  Pratt  Hill  III
                                    --------------------------------------------

                                    /s/   Michael  R.  Kennedy
                                    --------------------------------------------

                                    /s/   R.  Whitman  Lord
                                    --------------------------------------------

                                    /s/   Laura  T.  Marsh
                                    --------------------------------------------

                                    /s/   Jeffrey  D.  Pope
                                    --------------------------------------------

                                    /s/   Ronnie  J.  Pope
                                    --------------------------------------------

                                    /s/   Hudson  J.  Powell,  Sr.
                                    --------------------------------------------

                                    /s/   Lamar  O.  Reddick
                                    --------------------------------------------

                                    /s/   Devra  P.  Walker
                                    --------------------------------------------

                                    /s/   L.  Anthony  Waters  III
                                    --------------------------------------------